ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Dylan Sherwood
November 23, 2015	T+1 212-841-5708
F+1 646-728-1536
dylan.sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Global Bond Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Miller:

This letter is being filed to respond to the comments received from you on November 2, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 38 to its registration statement. PEA No. 38 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N-1A on September 16, 2015 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing PEA No. 39 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

General

1.	Comment: Please review the principal risks disclosed in the Prospectus and remove any risks disclosed that are not principal risks of the Fund. Please note for the Staff the risks removed in response to this comment.

Response: The Fund has reviewed the referenced disclosure and made changes that it considered appropriate. Specifically, the Fund has removed convertible securities risk and collateralized debt obligations risk as principal risks of investing in the Fund. Please also see the responses to comments 14 and 15.

2.	Comment: The Staff notes that the Fund’s disclosure pursuant to Item 4 of Form N-1A is rather lengthy and that the Fund’s Item 9 disclosure is duplicative of the Fund’s Item 4 disclosure. Please review the principal investment strategies and principal risks disclosed in response to Item 4 of Form N-1A and consider whether some of that risk disclosure may be moved to the disclosure responsive to Item 9 of Form N-1A or, alternatively, consider removing some of the Item 9 disclosure so that it is not duplicative of the Fund’s Item 4 disclosure.

Response: The Fund reviewed the referenced disclosure and made changes that it considered appropriate.

Prospectus

1.	Comment: Please confirm that the expense limitation to be applied to the Fund as discussed in Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table will remain in effect for at least one year from the effective date of the Fund’s registration statement.

Response: The Fund confirms that the expense limitation will remain in effect for a period of one year from the effective date of the Fund’s registration statement, subject only to the Board of Trustees’ ability to terminate it earlier.

2.	Comment: Please consider moving the Fund’s 80% investment policy (the “80% Policy”) adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) to the first paragraph of the section “Fund Summary—Principal Investment Strategies” in the Fund’s Prospectus.

Response: The Fund has considered the Staff’s comment and intends to move the referenced disclosure to an earlier part of the Fund’s description of its principal investment strategies.

3.	Comment: The Prospectus states that the Fund will invest at least 80% of its net assets in bonds. Please disclose in the Prospectus the other types of investments that may be included in the other 20% of the Fund’s net assets.

Response: The Fund has reviewed the referenced disclosure and believes the current description of its principal investment strategies is appropriate. The Fund notes that the 80% asset test referenced by the Staff is a minimum investment test and was adopted based on the requirements of Rule 35d-1. The Fund may at times invest more than 80%, including potentially all, of its net assets in investments that meet the Fund’s definition of “bonds.” The Fund has also re-evaluated its disclosure and believes that the Prospectus accurately summarizes the Fund’s principal investment strategies.

4.	Comment: The Staff notes that the principal investment strategies described in the Prospectus disclose that “[t]he Fund expects to invest significantly in obligations of members of the G-20.” Please disclose the degree to which the Fund expects to invest in obligations of members of the G-20, including the percentage of the Fund’s investments that will be made outside of the United States. Please also provide a list of the member countries of the G-20 in the Prospectus. The Staff notes that G-20 countries may include countries that are considered emerging market countries and that providing additional disclosure to clarify these terms would be beneficial to investors.

Response: The Fund respectfully submits that its existing disclosure accurately states the degree to which the Fund expects to invest in obligations of members of the G-20. The Fund does not expect to manage the Fund to maintain a minimum or maximum investment exposure to investments outside of the United States. In that respect, however, the Fund notes that the statement “[u]nder normal market conditions, the Fund will generally invest in securities that provide exposure to at least four different countries” in its principal investment strategies will be revised to state “[u]nder normal market conditions, the Fund will generally invest in securities that provide exposure to at least three different countries, not including the United States”, which the Fund respectfully submits is consistent with diversification among investments in a number of different countries throughout the world.1

The Fund has added a list of the member countries of the G-20 to the Item 9 disclosure of its principal investment strategies. The Fund also notes that it discloses in the first paragraph of the description of its principal investment strategies that the G-20 is “an organization of governments composed of 20 of the major economies in the world, including developed markets and certain emerging market economies” (emphasis added) and, therefore, the Fund respectfully submits that it discloses clearly that the G-20 includes emerging market countries.

5.	Comment: If the Fund intends to invest in commodities as a principal investment strategy, please disclose such investments in the description of the Fund’s principal investment strategies.

1 See Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215.

Response: The Fund does not currently intend to invest in commodities as a principal investment strategy. However, the Fund notes that it may have investment exposure to certain countries whose economies can be affected by changes in the commodity markets. Accordingly, the Fund has removed some of the disclosure related to commodities-related investments and has retained the discussions of commodity-related issues that the Fund believes remain appropriate.

6.	Comment: The Staff notes that the description of the Fund’s principal investment strategies in the Fund Summary states, “[t]he Fund’s investment universe includes, without limitation, sovereign debt, including U.S. Government securities, and quasi-sovereign debt, such as obligations issued by governmental agencies and instrumentalities; supra-national obligations; emerging market debt securities; high yield and defaulted debt securities; inflation-indexed securities; corporate debt securities; mortgage and asset backed securities; bank loans; and securities or structured products that are linked to or derive their value from another security, asset or currency of any country or issuer in which the Fund may otherwise invest.” Please confirm whether the Fund is permitted to invest up to 100% of its total assets in each of these investments listed in the Fund’s investment universe. To the extent the Fund may focus its investments in any of these types of investments, please disclose the risk of focusing the Fund’s investments in any such investments and risks of each type of investment in which the Fund may focus its investments.

Response: The Fund respectfully submits that there are no Prospectus percentage limitations with respect to any of the listed instruments, although the Fund has adopted a policy to invest, under normal circumstances, 80% of its net assets in bonds. The Fund has reviewed the referenced disclosure and the description of the principal risks of investing in the Fund and believes that the Fund’s disclosure remains appropriate.

7.	Comment: The Prospectus states that the Fund will invest in securities that provide exposure to at least four different countries. Please clarify this disclose to explain whether the four different countries in which the Fund will have investment exposure includes the United States.

Response: The Fund has revised the referenced disclosure to state that it will “generally invest in securities that provide exposure to at least three different countries, not including the United States.”

8.	Comment: Prior to the effectiveness of the Fund’s registration statement, please explain supplementally to what extent the Fund intends to invest in bank loans. If the Fund intends to invest significantly in bank loans, the SEC will provide additional comments.

Response: The Fund does not expect at this time to invest in bank loans in a principal amount, but reserves the ability to do so as part of its principal investment strategies in the future.

9.	Comment: Please revise the duration example to illustrate the effect of changes in interest rates on a portfolio of fixed income securities with an average duration of at least ten years. The Staff takes the view that the Fund should use the longest anticipated duration disclosed in the Prospectus for purposes of the duration example.

Response: The Fund respectfully submits that the referenced disclosure is intended to illustrate the relationship between duration and changes in interest rates assuming all other circumstances remain unchanged. However, the Fund has added the following sentence in order to clarify the Fund’s disclosure: “All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero.”

10.	Comment: The Staff notes that the principal investment strategies state that the Fund’s portfolio managers will seek to construct an investment portfolio with a weighted average effective duration of no less than one year and no more than ten years. However, the Prospectus states: “The effective duration of the Fund’s investment portfolio may vary materially from its target range, from time to time, and there is no assurance that the effective duration of the Fund’s investment portfolio will always be within its target range.” The Staff believes that varying the Fund’s duration outside of the one to ten year range disclosed would violate the Fund’s principal investment strategies. Please remove the referenced disclosure or clarify that the Fund may vary from the target duration range only for temporary defensive purposes. Alternatively, the Fund may state there is no limit on duration, in which case the duration example should use a duration example of no less than 25 years.

Response: The Fund believes the referenced disclosure is appropriate and accurately reflects both the Fund’s current intention as well as the potential for a portfolio’s duration to extend for a number of reasons beyond its target range, including some that may not be under the complete control of the investment adviser. The Fund respectfully submits that the referenced disclosure reflects a statement of intention, not a promissory statement and that the disclosure remains appropriate.

11.	Comment: Please confirm that the Fund values derivatives at market value for purposes of complying with the 80% Policy. If the Fund uses a measure other than market value for purposes of determining compliance with the 80% Policy, please provide: (a) a list of each type of derivative instrument that the Fund includes when calculating compliance with the 80% test and (b) the metric used to value each derivative type (e.g., market value, notional value, etc.). For any derivative instrument for which the Fund uses a metric other than market value, please explain why the Fund believes that particular metric is more appropriate and how the Fund calculates the value of the derivative as a percentage of the Fund’s net assets for purposes of the 80% test.

Response: The Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1. Although the Fund does not presently intend to use the notional values of derivatives for purposes of its 80% policy, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

12.	Comment: Please explain to what extent the Fund intends to invest in other investment companies or pooled investment vehicles, affiliated or otherwise. If the Fund intends to invest in other investment companies or pooled investment vehicles, explain whether any of those funds will be excepted from the definition of “investment companies” pursuant to sections 3(c)(1) or 3(c)(7) of the 1940 Act. Please revise the disclosure, as necessary, to describe the types of other funds in which the Fund may invest.

Response: The Fund reserves the ability as part of its principal investment strategies to obtain investment exposure through investment in other pooled investment vehicles, including, potentially, those that are excluded from the definition of investment companies under sections 3(c)(1) or

3(c)(7) of the 1940 Act. The Fund does not expect, however, that its initial portfolio will include any pooled vehicles excluded from the definition of investment companies under sections 3(c)(1) or

3(c)(7) of the 1940 Act. Accordingly, the Fund believes its existing disclosure remains appropriate.

13.	Comment: The Staff notes that the Fund includes “cash position risk” in the principal risks described in the Prospectus but does not refer to cash investments in the Fund’s principal investment strategies. If the Fund intends to hold cash other than for temporary defensive purposes, please revise the principal investment strategy disclosure to reflect this intention. Otherwise, please remove “cash position risk” from the principal risks listed in the Prospectus.

Response: The Fund has added the following disclosure to its Prospectus in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies”: “The Fund may from time to time hold a portion of its assets in cash, cash equivalents, or other short-term investments for a number of reasons, including, for example, for temporary defensive purposes, to satisfy future redemption requests, pending the investment of subscription proceeds, or when the Adviser otherwise determines for investment purposes to hold a portion of the Fund’s assets in cash or similar investments.”

14.	Comment: The Staff notes that the Fund includes “collateralized debt obligations risk” in the principal risks described in the Prospectus but does not refer to investments in collateralized debt obligations (“CDOs”) in its principal investment strategies. If the Fund intends to invest in CDOs, please revise the principal investment strategies to refer to the Fund’s ability to invest in CDOs. Otherwise, please remove “collateralized debt obligations risk” from the principal risks listed in the Prospectus.

Response: The Fund has removed the principal risk entitled “collateralized debt obligations risk” from its Prospectus.

15.	Comment: The Staff notes that the Fund includes “convertible securities risk” in the principal risks described in the Prospectus but does not refer to investments in convertible securities in its principal investment strategies. If the Fund intends to invest in convertible securities, please revise the principal investment strategies to refer to the Fund’s ability to invest in convertible securities. Also, if the Fund intends to invest in contingent convertible securities, please add disclosure to describe the risks associated with such investments. Otherwise, please remove “convertible securities risk” from the principal risks listed in the Prospectus.

Response: The Fund has removed “convertible securities risk” as a principal risk of an investment in the Fund.

16.	Comment: The Staff notes that the Fund includes “investment company and exchange-traded fund risk” in the principal risks described in the Prospectus but does not refer to investments in other investment companies or exchange-trade funds in its principal investment strategies. If the Fund intends to invest in other investment companies, please revise the principal investment strategies to refer to the Fund’s ability to invest in other investment companies. Otherwise, please remove “investment company and exchange-traded fund risk” from the principal risks listed in the Prospectus.

Response: The Fund has added the following disclosure to the description of its principal investment strategies: “The Fund may invest in other investment companies, including, for example, other open-end or closed-end investment companies, ETFs, and domestic or foreign private investment vehicles, including investment companies sponsored or managed by the Adviser or its related parties.”

17.	Comment: Prior to the effectiveness of the Fund’s registration statement, please explain supplementally to what extent the Fund intends to invest in CDOs. If the Fund intends to invest significantly in CDOs, the Staff intends to provide additional comments.

Response: The Fund does not intend to invest in CDOs as a principal investment strategy. Please see the response to comment 14.

18.	Comment: Please provide a definition of what the Fund considers to be an “emerging market country” in the Fund Summary section of the Prospectus.

Response: The Fund respectfully submits that it has not adopted any percentage investment limitation with respect to investments in emerging market countries and has expressly disclosed in its principal investment strategies that it may invest in emerging markets without limit. Accordingly, the Fund does not expect to define “emerging market countries” for purposes of applying any investment limitation. However, the Fund expects that if it were to define “emerging market countries” it would do so by reference to one or more of the following considerations: widely accepted industry conventions; widely accepted indices of emerging market countries or definitions provided by organizations, such as the World Bank or the International Monetary Fund; and/or the economic characteristics that are common to developing economies.

19.	Comment: In the section “Fund Summary—Principal Risks—high yield risk,” please disclose that high yield investments are often referred to as “junk bonds.”

Response: The Fund has revised the second sentence in the referenced section as follows: “These instruments, commonly known as ‘junk bonds,’ have a higher degree of default risk and may be less liquid than higher-rated bonds.”

20.	Comment: The Staff notes that the last sentence of the section “Fund Summary—Principal Risks—loan risk” states that “[t]he Fund may invest in loans directly or by investing in DoubleLine Floating Rate Fund, a DoubleLine Fund not offered by this Prospectus, and will be subject to the risks described above accordingly.” Please disclose in the Fund’s principal investment strategies that the Fund may invest in loans through investments in other underlying funds, including funds that may be affiliated with the Fund.

Response: The Fund has removed the referenced disclosure.

21.	Comment: Please explain whether the Fund intends to invest in privately issued mortgage-backed securities, and if it does, please enhance the disclosure to reflect the risks of privately issued mortgage-backed securities relative to agency mortgage-backed securities, specifically to note that privately issued mortgage-backed securities may be less liquid and subject to greater credit risk compared to agency mortgage-backed securities.

Response: The Fund intends to evaluate mortgage-backed securities for potential purchase as part of its principal investment strategies. The Fund has revised its disclosure in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Mortgage-Backed Securities Risk” to enhance its disclosure regarding increased credit and liquidity risks associated with privately issued mortgage-backed securities.

22.	Comment: The Staff notes that the section “Fund Summary—Principal Risks—securities or sector selection risk” states “[t]o the extent the Fund focuses or concentrates its investments in a particular sector or related sectors, the Fund will be more susceptible to events or factors affecting companies in that sector or related sectors.” Please disclose in the Prospectus whether the Fund intends to focus or concentrate its investment in any particular sector or group of related sectors.

Response: The Fund expects to have significant exposure to sovereign debt obligations, but does not have a policy to concentrate or not concentrate in any particular sector or related sectors. The Fund respectfully refers the Staff to the description of the principal risk entitled “sovereign debt obligations risk.”

23.	Comment: Please explain supplementally how the Fund defines a “sector” for purposes of its Prospectus disclosure.

Response: The Fund respectfully submits that it has not adopted any percentage investment limitation with respect to investments in a “sector,” and, therefore, does not expect to apply any investment limitations at the sector level. As a general matter, however, if the Fund were to define “sector” in the future, it would expect to define it by reference to one or more of the following considerations: widely accepted industry conventions; sector-based indices, or the close relation of certain industries.

24.	Comment: The Staff notes that the section “Fund Summary—Principal Risks—securities or sector selection risk” states “[t]o the extent the Fund focuses or concentrates its investments in a particular sector or related sectors, the Fund will be more susceptible to events or factors affecting companies in that sector or related sectors.” Please disclose whether the Fund intends to focus or concentrate its investments in a particular sector or a group of related sectors, and if so, which sectors the Fund intends to focus or concentrate its investments.

Response: Please see the response to comment 22.

25.	Comment: Please explain supplementally whether the Fund may invest up to 100% of its net assets in emerging market countries. If the Fund may invest up to 100% of its net assets in emerging market countries, please add additional risk disclosure regarding risks associated with investments in emerging markets.

Response: The Fund has not adopted a percentage limitation on its investments in issuers exposed to emerging market countries and respectfully refers the Staff to the following disclosure that appears in the section entitled “Principal Investment Strategies”: “[t]here is no limit on the percentage of the Fund that may be invested in emerging market countries. . .” The Fund also respectfully refers the Staff to the description of the Principal Risk entitled “Emerging Market Country Risk” beginning on page 35 of the Fund’s initial filing. The Fund respectfully declines to make changes to its disclosure regarding emerging market investments at this time.

26.	Comment: The Staff notes that in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Cash Position Risk,” the Prospectus states, “[t]he Adviser will determine the amount of the Fund’s assets to be held in cash or cash equivalents at its sole discretion, based on such factors as it may consider appropriate under the circumstances.” The Staff believes that the current disclosure is overbroad and asks that the disclosure be revised consistent with Instruction 6 to Item 9 of Form N-1A to state that the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies “in attempting to respond to adverse market, economic, political, or other conditions.”

Response: The Fund respectfully refers the Staff to its response to comment 13. The Fund respectfully declines to make further changes at this time.

27.	Comment: Please explain supplementally if the CDOs in which the Fund may invest rely on exceptions from the definition of “investment companies” under sections 3(c)(1) or 3(c)(7) of the 1940 Act, and, if so, please confirm that they are included in the line item for acquired fund fees and expenses in the Fund’s fee table or, if not, please explain where these fees are disclosed in the fee table.

Response: The Fund respectfully refers the Staff to the response to comment 14. The CDO-related investments the Fund may make typically represent debt obligations, not equity securities, of a special purpose vehicle. Accordingly, irrespective of whether the special purpose vehicle is an investment company or excepted from the definition of investment company under sections 3(c)(1) or 3(c)(7) of the 1940 Act, the Fund will not be investing in “shares of one or more Acquired Funds” for purposes of Instruction 3(f) to Item 3 of Form N-1A and, accordingly, no disclosure in the Fund’s Annual Fund Operating Expense table should be required.

28.	Comment: The Staff notes that in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Collateralized Debt Obligations Risk,” the Prospectus states that “CDOs may charge management fees and administrative expenses.” Please explain supplementally where the fees associated with investments in CDOs are included in the fee table.

Response: Please see the responses to comments 14 and 27 above. The referenced disclosure was included in the Fund’s disclosure because, among other reasons, those fees and expenses may affect the special purpose vehicle’s ability to honor its debt obligations and could, under certain circumstances, reduce the Fund’s investment return. Unlike an investment in equity securities of a registered investment company, the Fund does not bear all of those fees and expenses indirectly. Accordingly, the Fund respectfully submits that the fees should not be reflected in the Fund’s Annual Fund Operating Expense table.

29.	Comment: The Staff notes that in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Derivatives Risk,” the Prospectus states that
“[s]ome derivatives have the potential for unlimited loss, regardless of the size of the initial investment.” Please revise the referenced disclosure to describe which types of derivatives in which the Fund may invest have the potential for unlimited loss, regardless of the size of the initial investment.

Response: The Fund respectfully refers the Staff to the section entitled “Investment Strategies—Short Sales and Short Positions” in the Fund’s Statement of Additional Information, which describes the type of investments the Fund currently expects to invest in that could potentially be subject to unlimited losses. The Fund respectfully declines to make further changes to its disclosure at this time.

30.	Comment: The Staff notes that in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Investment Company and Exchange-Traded Fund Risk,” the Prospectus states that the Fund may invest in other investment companies that may charge performance fees, including non-registered investment companies that may charge up to 20% or more of the gains on the Fund’s investments. Please explain supplementally to what extent the Fund intends to invest in funds which may include performance fees and explain whether such investments would include anything other than hedge funds (for example, if any CDOs or real estate investment trusts (“REITs”) charge performance fees).

Response: The Fund does not intend to invest in private funds that charge performance fees as a part of its principal investment strategies and has removed references to performance fees from the discussion of its principal risks.

Statement of Additional Information (“SAI”)

31.	Comment: Please remove the disclosure relating to fundamental policy 4 stating that the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, or include analysis supporting why the Fund takes the position that mortgage-backed securities and asset-backed securities do not represent interest in any particular industry or group of industries. If the Fund invested collectively greater than 25% of its total assets in residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”), please explain why the Fund would not be concentrated in the mortgage-backed securities industry.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies. Finally, the Fund notes that it currently does not intend to invest more than 25% of its total assets in privately-issued mortgage- or asset-backed securities.

32.	Comment: Fundamental policy 4 states that “bank loans and loan participations will be considered investments in the industry of the underlying borrower.” Please acknowledge supplementally that the SEC takes the position that the Fund should count loans as investments in the underlying borrower and as investments in the issuer of the loan for purposes of the Fund’s industry concentration policy.

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4(i)). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary.

33.	Comment: Fundamental policy 4 states that “derivatives counterparties are not considered to be part of any industry.” Please explain supplementally whether the fund would ever invest beyond 25% of its total assets in derivative instruments in which the counterparties to such transactions would be in an industry other than the banking industry.

Response: The Fund expects that its derivative instrument counterparties, if any, will principally be in the banking industry or in other financial services-related industries. The Fund does not expect, however, to invest in derivative instruments in a manner that would cause its overall exposure (based on actual mark-to-market values of its derivative instrument positions) to derivative instrument counterparties in a single industry to exceed 25% of its total assets for purposes of its fundamental policy 4.

34.	Comment: Please explain supplementally how the fund will invest in Portfolio Depository Receipts (“PDRs”), describe the characteristics of such investment instruments, and explain whether the Fund may invest in such instruments as a principal investment strategy.

Response: PDRs are a type of ETF that trade in individual units on secondary market exchanges. The Fund expects to invest in PDRs in secondary market transactions and would expect to do so if PDRs represent the most efficient exposure to an investment the Fund is otherwise permitted to make. The Fund does not expect to invest in PDRs as a principal investment strategy under current market conditions.

35.	Comment: Please confirm that the statement that “ETFs represent an unsecured obligation and therefore carry with them the risk that the counterparty will default and the Fund may not be able to recover the current value of its investment” is an accurate description of investing in ETFs or otherwise remove the referenced disclosure.

Response: The Fund has removed the referenced disclosure.

36.	Comment: In the discussion on page 14 regarding credit default swaps, please disclose that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this comment.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.